Filed by Lam Research Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novellus Systems, Inc.

Commission File No.: 000-17157

Lam and Novellus Merger: Directors and Above Video Presentation Transcript

December 15, 2011

Martin Anstice (MA): So first of all I would like to introduce a gentleman to my left here. This is Mr. Rick Hill, who is the CEO of Novellus. And before he joins me on the podium, I’ll just kind of tell you a little bit of a funny story. For anybody that has seen Rick in the last perhaps, 3-4 weeks, actually it’s really truly the last week or ten days, he has been wearing a red sweater. And it’s a very festive presentation obviously, and he mentioned to me a few days ago that what he expected of me was, just as he has done for the last eighteen years, I was going to wear a red sweater in the last week of the…

Rick Hill (RH): Two weeks. Two weeks, don’t back off on that.

MA: Oh yeah, we’re done with the negotiating, is that it?

(Laughs)

And I was going to shake hands with employees around the company. That was my responsibility to Rick in this transition. So he told that story at his all-employee meeting this morning, and not only am I wearing a red sweater, I’m wearing his red sweater.

(Laughs and applause)

(Rick Hill comes to the podium)

RH: You know sometimes there are clashes of culture, sometimes there are clashes of personality, but people with knowledge, skills, and ability always succeed. A lot of people in this room probably know me or, at one point in time, may have been with Novellus or seen me at some type of industry event. I’ve been very close to the management of Lam for a long period of time, we’ve interchanged ideas, and I know that there’s a common value set between the two companies, and that is to recognize people for their knowledge, skills, and ability and to try to create an environment, the competitive environment we exist in, and it’s important that we’re able to win, but it’s also important that we recognize that everyone contributes. Certainly for me, this is somewhat of a transformation in my life, because it’s been, I guess it’s 18; I’m on my 19th year. 19 Christmases that sweater has seen, that actual sweater there, John will attest to that as well, he saw it for quite a few of them. The sweater was symbolic because every year in our business, and the same over here, it’s very competitive and hard and contentious, but at the end of every year I would walk around with that sweater and shake people’s hands and thank them for the year before, wish them the best in the holiday seasons, and look forward to seeing them back, happy and healthy, the next year as we go at it again. This year I have the honor of doing something that, had it had happened, 19 years ago I wouldn’t be here. The story is, and this is a true story, that the gentleman who preceded me, was a fellow named Bob Graham, I’m sure most of you know Roger Emerick? Back in the Lam days… in about May of 1993 they began to recruit me from a company up in Portland, Techtronics, to see if I wanted to be the CEO of Novellus. The interviews, despite my south side of Chicago personality, seemed to go pretty well and it looked like I was going to get a CEO job when I was 41 years old. And then suddenly things went dark, one of the board members came and tried to put me on ice, not giving me any reason. But low and behold, conversations between Lam and Novellus were going on to do a merger. And low and behold that merger didn’t happen; they came back and I became a CEO. Now a lot of people in this room know, Sarah being one, that over the next 18 years we’ve had a lot of interactions, been very close, on the alter, only to have something block us, be it a lawsuit by Applied Materials, be it a merger block preventing the combinations. But here we are, 18 years later, and we have the big bang. We are going to be together. It’s something that for a long time in this industry, as we see the transformation, is critical to the success of all employees. Because not only is it important to be profitable but it’s also important to provide an environment where people can achieve their wants and dreams and goals. To do that in a very, very competitive environment, you have to have the platform in order to do it. Now, in getting larger in a consolidating industry, one has to do mergers, and a lot of times mergers fail. The biggest reason they fail is not because they weren’t well thought out, but because of culture. The reason I’m so excited about this merger, is that if you look in totality across the organizations the thing that would be the greatest risk in any other situation, is but a minor, tiny risk within these two organizations. Another factor that’s extremely important to me is that when I’m handing over the employees of Novellus, I feel that they are going to an environment where they can achieve their wants and dreams and I’m not throwing them under a bus. Your incoming CEO has done a tremendous job of convincing me of that. In fact I’ve looked at him and I’ve thought of him as, “Oh my god that’s where I was 18 years ago.” So it’s with great joy that, I’m really excited, and while I’ll be on as a consultant beginning in June, my money’s doubling down on the management team with Martin as the head, and he will be getting a lot of telephone calls from me if I don’t see this going in the right direction. So I’m going to thank all of you very, very much for welcoming Novellus employees into Lam, and you have the commitment from me on the part of all our employees that we will be open, work together, and have the same undying focus to be successful and create an environment where everyone can succeed. Thank you very much and Martin, it’s your show.

(Martin approaches podium, Rick sits down.)

MA: Ok, thank you very much Rick. So I believe this is being distributed, is that a true statement? So you have this or some version of this sitting in your inbox. Some very quick headlines on the deal: so you know the size of the deal, and that always changes because it is an all-stock transaction. And a big part of what we are collectively messaging, because our shareholders do have to approve this deal, that has to happen and there is a period of time that will commence in earnest in January that through a proxy filing and there are some regulatory dynamics that are reasonably perfunctory, nevertheless they exist so we expect all things proceeding to plan we will be closing a transaction in the June quarter. If we are really lucky, that will be the beginning of the quarter, and if we are not so very lucky, it will be towards the end. But the June quarter is the timeline we are targeting. So what does that mean in the meantime? It means we are standalone companies. And in the call yesterday and in Q&A interactions, I think Rick and I, and now Tim and I, Tim Archer and I, share a very common interest, and that is we focus on running our business. As exciting as this is and as wonderful an opportunity we believe exists, if what we do is screw our own businesses up anticipating being together, we lost. And so I ask of each and every one of you that, first and foremost, you’re focused on your existing responsibilities, is what will create the foundation of what makes the partnership really valuable. So please when you see the enthusiasm getting ahead of itself, kind of get it back in the box, help us retain focus on our business. We will be directing, very specifically, integration planning over the next number of months with the view that we are absolutely prepared to be a combined company with every significant decision made, relative to integration, by the first day after closing. So that’s what we are attempting to architect.

As Rick mentioned to some extent, there is a really important strategic message in all of this, and frankly I think in my prepared comments yesterday on the call, I said “right transaction, right time”. And the reality is that perhaps there were other right times in the past, but there will not be many right times in the future because the magnitude of transition and inflection in the industry. Whether it’s a 450 mm transition, or a 3-dimensional transistor transition, or next-generation memory transition, or materials transitions, those events are creating opportunities for something like this. Two years from now, a lot of those opportunities won’t exist. So a big part of what I was focused on, and a big part of what Rick and his team have been focused on, was recognizing the timing as a tremendous part of the opportunity that sits in front of us. As you might expect, I was also sitting there thinking, “Wow this is a lot.” And I didn’t even get this job yet, it’s still not January 1st. In fact, I was blessed with the fact that actually nobody said, “What the hell are you doing yesterday on the call, don’t you think you ought to wait?” And the good news is this is all about two companies, and for those folks that did ask me privately, “This seems like a lot, are you guys really up to it?” The message in my response to them is, “You have an incredible team here, I’m extremely confident that any shareholder, any investor, we could bring them to our company, and our collective company in the future, and show them the face of company, the management team, and the leaders and they are going to believe just what we believe, that this is a tremendous capability and the depth that exists in these companies far exceeds what any one person or what any few people can really contribute on their own. So we’ve got some great complements in terms of products and technologies, and one of the reasons that the regulatory dynamic is a little bit easier than it would be for other people is we don’t compete against each other. So the regulatory dynamics that normally can get in the way when you have that problem, and certainly this is a different deal for us than the SEZ deal in that respect. So complementary products and technologies, at one level means, we don’t compete. It also means that there’s a bunch of process adjacency, with deposition and etch steps, that allows us to optimize solutions to customers together that we would never be able to do separately. It also means we can engineer and develop next-generation platforms and chambers collectively, we don’t have to double invest to do the same thing; we can really optimize those possibilities. And we have very complementary business models; so outsourcing has featured in roadmaps of prior companies and there are also some interesting dynamics that are special to us and special to Novellus, and we think this is a great opportunity to take the best of all of that and create something quite extraordinary. At a customer level, we both have presence where we need to around the world, but as all of you know, or us the presence we have at Intel isn’t what we would like to have. And that is not true for Novellus, they have very good presence at Intel and at a strategic level, one part of our rationale, and one of the reasons we were willing to pay such an extraordinary sum of money to Rick and his shareholders, was because…

RH: I’m not going to be able to live anymore with this

MA: … was because of that reality. He can buy plenty of sweaters now by the way. It’s because of that reality, that’s one dynamic of opportunity for us. Similarly we’ve got our set of strengths around the world in the foundries and in memory that are also beneficial and can be leveraged by the Novellus team. In fact I made about fifteen calls yesterday evening to customers around the world and there were two that were kind of amusing and exactly what we want to hear. One of them was with Shang-yi at TSMC who runs R&D, kind of top three executives in TSMC. I phoned him up, we had our pleasantries at the beginning of the exchange, and I said, “Do you remember what you told me four weeks ago, five weeks ago, when we were in the Narita airport in the lounge together and he said, “Yes, Martin, I remember exactly what I told you.” I said, “Can you tell me what it was?” He said, “I told you ‘you should think about merging with Novellus.’” I said, “Now you know how much we listen to you.” So that’s a great story because we have someone who is really jazzed and enthusiastic about the combination. I probably said at least most of what’s on that slide. I think you know the company, but just to be sure, one and a half billion dollars approximately, and together we are a four and a half billion dollar company. We are now considerably bigger in terms of employee base, and the good news is we are really close to each other. We’re close to each other, as Rick said, culturally, but we are close to each other in proximity as well which makes a big part of this. Not just here, because their facility is just down the street, but around the world as many of you know. Not only are we in the same locations, we are often in the same buildings. So we have a great opportunity to walk upstairs from the second floor of a building to the fourth floor, shake hands and really embrace the opportunity that’s in front of us.

Product portfolio, it doesn’t overlap, it’s very complementary. There are certain areas, potentially in the areas of surface preparation where we got some interesting kind of plays. The plasma dynamics in dep are very similar to etch, and Rick [Gottscho] and on their side, Fusen Chen, have some nice opportunities to really kind of think through how to optimize technology and product architecting going forward. We both have great spares and service businesses and we gain something here and that’s something we’ve thought a lot about but never really architected, and that’s the potential for a counter-cyclical revenue stream, which is this industrial applications business that Novellus acquired a number of years ago, the Peter Wolters business. So we have a very nice mix now of products and services around the world; very complementary.

Revenue growth is a big part of what we are positioning for. You’ll notice if you listened to the call yesterday, we didn’t mention dollars on revenues. We are not going to mention dollars for some time, and we’re not going to really tip our hand to our competition about what we are going to do, but there are some really nice opportunities that we’ll plan out to make sure that on the day after closing, we are able to execute as aggressively we want to in terms of cost unit synergies. They obviously exist and the structure we are pursuing here would have us today believe that approximately half of that will come from synergies in a supply chain. So we have tremendous scale with tremendous overlap in terms of the things we buy and we’ve got to be aggressively pursuing opportunities to get cost reductions through our supply chain, prospectively here. So that’s at least half of that 100 million dollar number that shows up on this slide. And were aiming to be delivering that 100 million dollars of annualized savings, which is 25 million dollars per quarter, by the end of 2013. So I do want to make the point that we stand here believing that the majority of these cost related synergies available to us are non-people related actions. And that’s a really important message and a very honest characterization of what we believe as a combined company going forward. That doesn’t mean there will not be people actions, because there undoubtedly will be, but that’s not the primary reality here. The primary reality and the primary focus, frankly, and the one area where we can all help each other is, we will be forced less into having to deal with people related actions if we actually focus on our businesses and we grow. And growth is a wonderful thing, it protects you from unpleasant realities and that’s true as a standalone company as much as it is a combined company. So I urge you to express your confidence in what I just said, because it’s very true. And I think, particularly going into a holiday period, it’s really important you have that conviction around that messaging.

We have a great balance sheet, so structurally this might look a little weird because we didn’t use any cash, we used stock. And we did that because we wanted flexibility in the deal, and we committed, as you know, at the same time, to execute a 1.6 billion dollar stock repurchase over a 12 month period. That has the effect of actually making this, in the end, a kind of cash and equity deal in reasonably equal measure, not precisely, but reasonably similar and it creates accretion, and it creates return for our shareholders quicker as a byproduct of those two decisions existing in parallel. The summary of that it is an accretive transaction within 12 months of closing.

I mentioned this, but this is in your slide deck already if you need a little bit of help really articulating these inflection points, but this isn’t just about a great transaction, it’s about the great time for a great transaction. This slide kind of helps you with that and I believe I’ve mentioned the first three or four things here as well. Relative to timing, I remember standing here in this room, at our last all-employee meeting and I said, “Yeah there’s this transition of executive leadership, and I feel really good about it. And I have this organization plan, it’s all planned out, there will be an announcement,” and of course, it ain’t going to happen now. Just as occasionally the things you do get screwed up by your supervisor, or circumstances outside of your control, this didn’t get by my supervisor or things outside of my control, but I screwed myself up, which is maybe the happiest way you can be screwed up perhaps. But it is something that is a reality, and so the plans I had to communicate to you: the structure of the company that would be in place and the executive structure effective January 1st will not happen. So the headline I’m communicating today is the structure that’s in place today will be the structure that is in place for the foreseeable future. And so there should be no confusion about the construct of the standalone management team of our company. What did get announced in the transaction is that I will be President and CEO of the combined company, that Tim Archer will be the COO, Tim is the COO of Novellus today, and Ernie will be the CFO of the combined company. You will notice that the organizational structure and the specific responsibilities of those three individuals were not communicated and that was a deliberate choice. There is a lot of work ahead of us, and Tim and I particularly are going to invest time to get that right, not just for

Lam Research, not just for Novellus, but for the combination of the two companies. So you can expect, providing I don’t screw myself up again, at some point in the new year, as soon as practically possible, there will be more clarity around organization structure. But, just as I ask you not to get the cart ahead of the horse, that’s true for me because we do have to get shareholders to vote positive, and that’s not always an easy thing, sometimes it’s extremely difficult so we have a lot of work to do that started the second the call finished yesterday and will continue through most of next week around the world where we’re with shareholders and customers getting support for this transaction and we have a regulatory process to go through. So planning for integration is one thing, but we are operating as standalone companies until we are closed.

Rick mentioned most of this so I don’t think I’ll dwell on it, but there’s some really nice observations and speaking personally, each and every day I’ve been with the Novellus management team in the last month or so at least, I feel better about our ability to work together. I mean it really is a complementary team and a team that’s through an incredibly stressful period. Rick and I were talking about this a couple days ago and we actually ran the negotiations up to the wire, in fact, we went beyond the wire. So we actually finished negotiating, I think, at 1:35 yesterday afternoon and we press released at, we aimed for 2:15 and we hit 2:30. So you can imagine the intensity and the stress around those dynamics and we got through it. We got through it with respect and we got through it as a team, respecting that we have interests to our own shareholders that have to be preserved through the process. So in my opinion, if you do what we’ve just done, and get through a very difficult conversation in the way that we did, even though the rest is not easy, I’m extremely confident about our ability together to be successful.

One team will be planning for success, again the slide to help you. Business as usual, a lot of things you expect to happen are going to happen. The standalone company kind of sets the boundary conditions there. I ask each and every one of you to rely on guidance from you OLT executive, please don’t get distracted, please don’t reach out to Novellus employees and cause yourself to be distracted, cause them to be distracted. There will be a set of guidance that is communicated, first of all at the CEO/staff level and then through the broader executive team and you should all act consistent with the guidance you’re getting from your OLT executive.

You have some tools here to help you, so there are resources here you should definitely take advantage of. So before you get barraged by a bunch of questions that you can’t answer, there’s a lot of things available to you here and we did our best to think about the questions that would be relevant for you and give you some tools, so that’s there.

I think Rick said it but I’ll repeat it. Kind of a couple of reasons we are here, we’re here because we have been talking about it for a long time, we’re here because of the strengths of both companies, and we’re here because we all believe that something pretty extraordinary can happen with the collective power and strengths of our companies. Frankly, if the evidence that I’m observing from our customers is something that will prevail and sustain through years to come, our customers are really supportive about doing this which is the most important thing. So with that, on behalf of Rick and I, and our respective management teams, thank you for joining us. This is now your opportunity to ask either one of us questions, so if Rick could join me at the podium here. If you have questions, this is the time to ask them.

(Applause)

How to Find Further Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, Lam intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Lam and Novellus that also constitutes a prospectus of Lam. Lam and Novellus will furnish the joint proxy statement/prospectus and other relevant documents to their respective security holders in connection with the proposed merger of Lam and Novellus. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, WE URGE SECURITY HOLDERS AND INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LAM AND NOVELLUS AND THE PROPOSED MERGER. The proposals for the merger will be made solely through the joint proxy statement/prospectus. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Lam Research Corporation, Investor Relations, 4650 Cushing Parkway, Fremont, CA 94538-6401, or from Novellus Systems, Inc., Investor Relations, 4000 North First Street, San Jose, CA 95134. Security holders will be able to obtain, free of charge, copies of the joint proxy statement/prospectus and S-4 Registration Statement and any other documents filed by Lam or Novellus with the SEC in connection with the proposed Merger at the SEC’s website at http://www.sec.gov, and at the companies’ websites at www.lamresearch.com and www.novellus.com, respectively.

Forward-Looking Statements

This announcement contains, or may contain, “forward-looking statements” concerning Lam and Novellus (together such companies and their subsidiaries being the “Merged Company”), which are subject to the safe harbor provisions created by the Private Securities Litigation Reform Act of 1995. Generally, the words “believe,” “anticipate,” “expect,” “may,” “should,” “could,” and other future-oriented terms identify forward-looking statements. Forward-looking statements include, but are not limited to, statements relating to the following: (i) the expected benefits of the Merger and the repurchase program, the expected accretive effect of the Merger and the repurchase program on the Merged Company’s financial results, expected cost, revenue, technology and other synergies, the expected impact for customers, employees and end-users, future capital expenditures, expenses, revenues, earnings, economic performance, financial condition, losses and future prospects; (ii) business and management strategies and the expansion and growth of Lam’s or Novellus’s operations; (iii) the effects of government regulation on Lam’s, Novellus’s or the Merged Company’s business; (iv) future industry developments and trends; (v) the anticipated timing of shareholder meetings and completion of the proposed merger and the repurchase program; and (vi) assumptions underlying any of the foregoing statements.

These forward-looking statements are based upon the current beliefs and expectations of the management of Lam and Novellus and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Lam’s and Novellus’s ability to control or estimate precisely and include, without limitation: the ability to obtain governmental or stockholder approvals of the Merger or to satisfy other conditions to the Merger on the proposed terms and timeframe; the possibility that the Merger does not close when expected or at all, or that the companies may be required to modify aspects of the Merger to achieve regulatory approval; the ability to realize the expected synergies or other benefits from the transaction in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the Merger; the ability to integrate Novellus’s and Lam’s businesses in a timely and cost-efficient manner; uncertainties in the global economy and credit markets; unanticipated trends with respect to the cyclicality of the semiconductor industry; and rates of change in, future shipments, margins, market share, capital expenditures, revenue and operating expenses generally; volatility in quarterly results and in the stock price of the Merged Company; customer requirements and the ability to satisfy those requirements; customer capital spending and their demand for the Merged Company’s products; the ability to defend the Merged Company’s market share and to gain new market share; anticipated growth in the industry and the total market for wafer-fabrication and support equipment and the Merged Company’s growth relative to such growth; levels of research and development expenditures; the estimates made, and the accruals recorded, in order to implement critical accounting policies (including but not limited to the adequacy of prior tax payments, future tax liabilities and the adequacy of the Merged Company’s accruals relating to them); access to capital markets; the ability to manage and grow the Merged Company’s cash position; the sufficiency of the Merged Company’s financial resources to support future business activities (including but not limited to the repurchase program, operations, investments, debt service requirements and capital expenditures); inventory levels and inventory valuation adjustments; the impact of legal proceedings; unexpected shipment delays which adversely impact shipment volumes; inaccuracies related to the timing and satisfaction of remaining obligations related to vacated leases; the inability to recover the amortized cost of investments in auction-rate securities, market changes negatively affecting auction-rate securities and the government’s inability to guarantee the underlying securities; the inability to enforce the Merged Company’s patents and protect its trade secrets; and other risks and uncertainties, including those detailed from time to time in Lam’s and Novellus’s periodic reports (whether under the caption Risk Factors or Forward Looking Statements or elsewhere). Neither Lam nor Novellus can give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither Lam nor Novellus nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Lam, Novellus, or the Merged Company, following the implementation of the Merger or otherwise. No statement in this announcement should be interpreted to mean that the earnings per share, profits, margins or cash flows of Lam or the Merged Company for the current or future financial years would necessarily match or exceed the historical published figures.

Participants in the Solicitation

The directors and executive officers of Novellus and Lam may be deemed to be participants in the solicitation of proxies in connection with the approval of the proposed transaction. Lam plans to file the registration statement that includes the joint proxy statement/prospectus with the SEC in connection with the solicitation of proxies to approve the proposed transaction. Information regarding Lam’s directors and executive officers and their respective interests in Lam by security holdings or otherwise is available in its Annual Report on Form 10-K filed with the SEC on August 19, 2011 and its Proxy Statement on Schedule 14A filed with the SEC on September 19, 2011. Information regarding Novellus’s directors and executive officers and their respective interests in Novellus by security holdings or otherwise is available in its Annual Report on Form 10-K filed with the SEC on February 25, 2011 and its Proxy Statement on Schedule 14A filed with the SEC on April 8, 2011. Additional information regarding the interests of such potential participants is or will be included in the joint proxy statement/prospectus and registration statement, and other relevant materials to be filed with the SEC, when they become available, including in connection with the solicitation of proxies to approve the proposed transaction and to elect directors.